Filed Pursuant to Rule 433 Registration No. 333-287303 Fact Sheet | March 5, 2026
Buffered Dual Directional Notes

Issuer:	Barclays Bank PLC
Tenor:	Approximately 2 years
Reference Asset:	The S&P 500® Index (Bloomberg ticker symbol “SPX”) (the “Underlier”)
Buffer Percentage:	15.00%
Buffer Value:	85.00% of the Initial Underlier Value
Maximum Upside Return:	21.00%
Selected Structure Definitions
Payment at Maturity:

You will receive on the Maturity Date a cash payment per $1,000 principal amount Note determined as follows:

▪ If the Final Underlier Value is greater than the Initial Underlier Value, you will receive a payment per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × lesser of (a) Underlier Return and (b) Maximum Upside Return)

▪ If the Final Underlier Value is less than or equal to the Initial Underlier Value but greater than or equal to the Buffer Value, you will receive a payment per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Absolute Value Return)

If the Final Underlier Value is less than or equal to the Initial Underlier Value but greater than or equal to the Buffer Value, you will receive a positive 1% return on the Notes for each 1% decrease of the Underlier. In no event will this return exceed 15.00%.

▪ If the Final Underlier Value is less than the Buffer Value, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Underlier Return + Buffer Percentage)]

If the Final Underlier Value is less than the Buffer Value, your Notes will be exposed to the decline of the Underlier in excess of the Buffer Percentage from the Initial Underlier Value and you will lose up to 85.00% of your investment at maturity.

Underlier Return:	(Final Underlier Value – Initial Underlier Value) / Initial Underlier Value
Absolute Value Return:	The absolute value of the Underlier Return. For example, a -5% Underlier Return will result in a +5% Absolute Value Return.

Terms used in this fact sheet, but not defined herein, shall have the meanings ascribed to them in the preliminary pricing supplement dated March 5, 2026 (the 'Pricing Supplement'). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

Hypothetical Payment at Maturity

CUSIP / ISIN:	06749G2D8 / US06749G2D80
Initial Underlier Value:	The Closing Value of the Underlier on the Initial Valuation Date
Final Underlier Value:	The Closing Value of the Underlier on the Final Valuation Date
Initial Valuation Date:	March 27, 2026
Issue Date:	April 1, 2026
Final Valuation Date:	March 23, 2028
Maturity Date:	March 28, 2028

The Notes are not suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the Notes. Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power, as further described in the accompanying Pricing Supplement.

Fact Sheet | March 5, 2026
Buffered Dual Directional Notes

Summary Characteristics of the Notes

•	Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 0.75% of the principal amount of the Notes, or up to $7.50 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.

•	Estimated Value Lower Than Issue Price—Our estimated value of the Notes on the Initial Valuation Date is expected to be between $932.80 and $982.80 per Note. Please see “Additional Information Regarding Our Estimated Value Of The Notes” in the accompanying Pricing Supplement for more information.

•	Potential for Significant Loss—The Notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the Notes at maturity. If the Final Underlier Value is less than the Buffer Value, your Notes will be exposed to the decline of the Underlier in excess of the Buffer Percentage. You may lose up to 85.00% of the principal amount of your Notes.

•	Your Potential for a Positive Return from Depreciation of the Underlier Is Limited—The Absolute Value Return feature applies only if the Final Underlier Value is less than the Initial Underlier Value but greater than or equal to the Buffer Value, which is equal to 85.00% of the Initial Underlier Value. Thus, any potential return on the Notes in the event that the Final Underlier Value is less than the Buffer Value is limited to 15.00%. Any decline in the Final Underlier Value from the Initial Underlier Value by more than 15.00% will result in a loss, rather than a positive return, on the Notes.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

Summary Risk Considerations

•	Credit of Issuer—The Notes are unsecured and unsubordinated debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any repayment of principal, under the terms of the Notes.

•	U.K. Bail-In Power—Each holder or beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Please see “Consent to U.K. Bail-In Power” in the accompanying Pricing Supplement for more information.

•	Historical Performance—The historical performance of the Underlier should not be taken as any indication of the future performance of the Underlier over the term of the Notes.

•	Conflict of Interest—In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates play a variety of roles in connection with the Notes, including acting as calculation agent and as a market-maker for the Notes. In each of these roles, our and our affiliates’ economic interests may be adverse to your interests as an investor in the Notes.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. There may be no secondary market for the Notes or, if there is a secondary market, there may be insufficient liquidity to allow you to trade or sell the Notes easily.

•	Tax Treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the Notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement.

Other Information

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this fact sheet relates. Before you invest, you should read the prospectus dated May 15, 2025, the prospectus supplement dated May 15, 2025 and the underlying supplement dated May 15, 2025 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

This fact sheet is a general summary of the terms and conditions of this offering of Notes.  Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the Notes contained in the Pricing Supplement as well as the information contained in the prospectus, prospectus supplement and underlying supplement that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:

http://www.sec.gov/Archives/edgar/data/312070/000095010326003313/dp242829_424b2-8568barc.htm

You may also access the prospectus supplement, prospectus and underlying supplement that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Notes.” We strongly advise you to carefully read these documents before investing in the Notes.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase of the Notes. You may choose to reject such changes, in which case we may reject your offer to purchase the Notes.